1400 Seaport Boulevard Redwood City California 94063 Main +1 650 562 0200 Fax +1 650 817 1499 www.openwave.com

Exhibit 10.28

May 29, 2003

Alan Black

1400 Seaport Boulevard

Redwood City, CA 94063

Re: Amended and Restated Employment Terms

Dear Alan:

This letter sets forth the terms of your employment at Openwave Systems Inc. (the “Company”). This letter supersedes all prior agreements relating to the terms of your employment, except for the Change of Control Severance Agreement dated October 12, 2001, between you and the Company (the “Change of Control Agreement”), the Company’s Executive Severance Benefit Policy, and the Confidentiality and Invention Assignment Agreement between you and the Company (the “Confidentiality and Invention Assignment Agreement”). As we previously agreed, the terms set forth below are effective as of April 1, 2003. Capitalized terms used herein and not otherwise defined, shall have the meanings given to them under the Change of Control Agreement.

Your title will be Senior Vice President, Managing Director – EMEA. You will also continue to be a member of the Company’s executive management team that consists of the CEO and the most senior executives at the Company that report to the CEO (a “CXO level position”). In that capacity you will continue to report to me, and in your capacity as MD – EMEA you will also report to Al Snyder, Senior Vice President, Worldwide Customer Operations as concerns all customer operations matters.

Your appointment to the position of Managing Director – EMEA represents a temporary international assignment beginning April 1, 2003 and extending through August 31, 2004, unless shortened or lengthened by our mutual agreement. In addition, within a period of one hundred twenty (120) days of a Change of Control of the Company, you will be entitled, in your discretion, to terminate your temporary international assignment and return to a CXO position in Redwood City, California (or if an acceptable CXO position is not available for you, you would be entitled to severance benefits based upon Involuntary Termination as provided under the Change of Control Agreement) by providing 30 days advance written notice to the Company. Commencing July 1, 2003 or earlier, you will be based in the Company’s office in Hemel Hempstead, United Kingdom. During your international assignment, you will receive our standard international assignment benefits for executive expatriates including tax equalization for compensation paid to you, subject to certain limitations for equity compensation in accordance with the Company’ standard policies, and a relocation package for your and your immediate family to and return from London, England, as will be more specifically provided in a separate document. Your monthly base salary will remain $22,920 per month or $275,000 on an annualized basis. For clarity, this temporary assignment shall not constitute an Involuntary Termination under the Change of Control Agreement or any other agreement, program, plan, policy, or arrangement at the Company.

For the duration of this assignment you will be a participant in an individual variable pay plan (under the Worldwide Customer Operations General Manager Variable Pay Plan (“GM VPP”) pursuant to which you will be eligible for: (a) a quarterly bonus of up to $37,500 based upon your achievement of your quarterly incentive base objectives; and (b) an additional upside quarterly bonus structured to offer you an opportunity to earn an additional $75,000 based upon your achievement of your quarterly stretch incentive objectives but the actual payout of which may be higher or lower in accordance with the GM VPP based upon the level of your achievement against your stretch objectives. Your quarterly base and stretch objectives shall be established by the Senior Vice President, Worldwide Sales in consultation with you, the COO, and the CEO. Notwithstanding the foregoing, the Company shall pay you the targeted base (i.e., $37,500) bonus amount for the quarter ending June 30, 2003 based only upon your continued employment in this new position through June 30, 2003, regardless of your actual achievement against the base objectives. Of course, for the quarter ended June 30, 2003 (as in future quarters) you will be eligible for an additional upside bonus, based upon your achievement of your quarterly stretch objectives and in accordance with the GM VPP. Any quarterly base or stretch bonus amounts due shall be paid within 45 days following the end of the corresponding quarter.

You will also continue to be entitled to the retention and performance bonuses, with a payment date on or promptly following September 30, 2003, based upon achievement of the payment conditions described in your employment agreement dated January 24, 2003.

You also will continue to be entitled to the benefits available to you, if any, under the Change of Control Agreement, and the Executive Severance Benefit Policy. For purposes of such agreement and policy, your position will be that of a member of the CXO team that is on temporary international assignment as described above. For purposes of clarity, if the Company experiences a Change of Control during the period of your international assignment, and you suffer an Involuntarily Termination from your position as Senior Vice President, Managing Director—EMEA during the temporary assignment period or you suffer an Involuntary Termination of your employment in a CXO level position at or after the conclusion of your international assignment (including if the temporary international assignment is shortened at your election within one hundred twenty (120) days following a Change of Control, as permitted above), you will be eligible for benefits under the Change of Control Agreement, based upon Involuntary Termination of your employment. In addition, if a Change of Control has not occurred, should you not be offered a CXO level position at the conclusion of your international assignment and as result elect to terminate your employment with the Company, you will receive COBRA health insurance premium payments for one year and a severance payment within thirty days of your termination of employment, equal to one year’s base salary. Severance benefits payable to you under this letter shall coordinate with any severance, change of control, or termination benefits payable to you under any other agreement, policy, practice, or arrangement of the Company to which you are entitled, including with the Change of Control Agreement and the Executive Severance Policy. This means that if you become entitled to cash payments or any other benefits from the Company in connection with the occurrence of a Change of Control or the termination of your employment, then the severance benefits received by you under this letter shall be reduced by the like-kind benefits received by you from the Company or its successor under such other plans, programs, arrangements, or agreements (or vice versa, depending upon the order of their occurrence).

As an employee, you will also continue to be eligible to receive our standard employee benefits except for matters that this letter provides you with more valuable benefits than the Company’s standard policies. In addition, during your international assignment, you will be eligible and considered for an option award as a member of the CXO team, each year during the Company’s annual option award program applicable to members of the Company’s CXO team and other executive staff members.

You should be aware that your employment with the Company is for no specified period and constitutes “at will” employment. As a result, you are free to resign at any time, for any reason or for no reason. Similarly, the Company is free to conclude its employment relationship with you at any time, with or without cause, subject to the severance obligations under this letter.

Please review these terms to make sure they are consistent with your understanding. If so, please send the original signed offer letter in the provided envelope to Susan Ellis no later than five days after your receipt of this letter.

Accepted by:

Don Listwin President and CEO	Alan Black